[LETTERHEAD OF STMICROELECTRONICS N.V.]

June 9, 2011

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	STMicroelectronics N.V.
Form 20-F for the fiscal year ended December 31, 2010 (the “20-F”)
Filed March 7, 2011
File No. 001-13546

Dear Mr. James:

This letter has been prepared by STMicroelectronics N.V. (the “Company”) in response to the Comment Letter, dated May 25, 2011 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission, addressed to Mr. Carlo Bozotti, the Company’s Chief Executive Officer.

Set forth below are the Company’s responses to the Comment Letter. The numbered paragraphs and headings correspond to the Comment Letter, whose text is copied below in italics for your reference.

Item 5. Operating and Financial Review and Prospects, page 40

Critical Accounting Policies Using Significant Estimates, page 41

Impairment of goodwill, page 42

1.
In order to provide investors with greater insight into the probability of a future material impairment charge, please revise your disclosures in future filings to disclose the following for any of your reporting units with material amounts of goodwill that are at risk of failing step one:

•	Disclose the percentage by which the fair value exceeded carrying value as of the date of the most recent test; and

•	Describe the methods and key assumptions used and how the key assumptions were determined.

Response: The Company respectfully notes the Staff’s comment and confirms that it will revise future filings to disclose the requested information.

The Company intends to include percentages and expand the description of the methods and key assumptions used in its disclosures of Critical Accounting Policies Using Significant Estimates. For example, using 2010 figures, the percentages would be:

Date of most recent impairment test	Business Unit	% estimated fair value exceeds carrying value
Q3 2010	HED	347
Q3 2010	MMS	738
Q4 2010	Wireless	125

2.
Please tell us how you define ‘comfortably’ when you disclose that the fair values comfortably exceeded your carrying values for each reporting unit. We note from page 14 that you are testing the Wireless business on a quarterly basis. Please tell us the fair value and carrying value of this business based on your impairment testing in the fourth quarter. Please tell us why you only disclose one impairment test in 2010 in your disclosure on page F-28.

Response: The Company defines “comfortably” as a large favorable gap, exceeding 100%, between each reporting unit’s fair value and carrying value as most recently tested in the annual impairment review performed during the third quarter of 2010 for HED and MMS, and the additional review in the fourth quarter of 2010 for Wireless. The results of such reviews were as follows:

In $ millions	Fair value	Carrying amount	Goodwill
HED	1,265	283	43
MMS	2,733	326	87
Wireless	4,950	2,203	923

Due to the significant decline in the Wireless business’ results, the Company also performed an additional impairment review in the fourth quarter of 2010, solely for this business unit. According to such review, the fair value of the Wireless business was $4,950 million and the carrying value was $2,203 million. Based on the sensitivity analysis performed by the Company at year-end, the Wireless business would fail the impairment test only following further significant declines in yearly sales and gross margin of 10% and 5%, respectively.

The Company did not disclose its additional fourth quarter impairment test of the Wireless reporting unit on page F-28 due to an oversight. The Company respectfully notes the Staff’s comment and confirms that it will revise future filings to disclose more clearly the frequency of impairment tests.

3.
We note on page 74 that you present “free cash flow excluding the effects of business combinations in both periods.” Please revise your future filings to label these as non- GAAP measures and to provide all the disclosures outlined in Item 10(e)(1)(i) of Regulation S-K, or tell us why you are not required to include this disclosure.

Response: The Company respectfully highlights that the paragraph describing the Company’s definition of free cash flow is labeled as a non-GAAP measure in the title on page 73. The Company believes it has provided on page 74 all the disclosures outlined in Item 10(e)(l)(i). The Company confirms that it will ensure in future filings that any non-GAAP measures are clearly labeled as such.
Item 15. Controls and Procedures, page 131

4.
We note your disclosure regarding your officers’ conclusions about the effectiveness of the Company’s disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do so in future filings, all of the language that appears following the word “effective” in your conclusion must be consistent with and not modify the language that appears in the definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove that definition in future filings.

Response: The Company respectfully notes the Staff’s comment and confirms that it will remove that definition in future filings.

5.
We further note here and on page 132 your disclosure that you rely upon ST-Ericsson’s CEO and CFO certification of internal control at ST-Ericsson and its affiliates that are an integral part of your consolidated financial statements but act as independent companies under the 50-50% governance structure of its two parents. Please explain why you include this statement and whether you are qualifying your evaluation of your effectiveness of your disclosure controls and procedures and internal controls over financial reporting as of December 31, 2010. Please tell us whether the evaluation of the effectiveness of your disclosure controls and procedures and internal controls over financial reporting as of December 31, 2010 included ST-Ericsson.

Response: As noted by the Staff, one of the tools the Company used to evaluate the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2010 was the certification of ST-Ericsson’s CEO and CFO concerning the internal control at ST-Ericsson and its affiliates that are an integral part of the Company’s consolidated financial statements but act as independent companies under the 50-50% governance structure of its two parents. The Company included this statement in the 20-F because it believes that such disclosure provides useful information for investors by providing greater transparency into the controls and other procedures the Company employs to ensure that information required to be disclosed in the reports that it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

The Company confirms to the Staff that the inclusion of this statement was in no manner intended to qualify the Company’s evaluation of the effectiveness of its disclosure controls and procedures and internal controls over financial reporting which included ST-Ericsson. In light of the Staff’s comments, the Company will more clearly state in future filings that ST-Ericsson is included in the evaluation of the effectiveness of our internal controls over financial reporting.

Consolidated Financial Statements, page F-1

2.4–Cash and cash equivalents, page F-8

6.
In presenting your cash equivalents, please tell us how you considered the definition of cash equivalents in ASC 230-10-20 whereby cash equivalents are short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Response: The Company applies the definition of cash equivalents in ASC 230-10-20 in presenting cash equivalents such as money market deposits, which are highly liquid investments. The money market deposits have an original maturity of less than 3 months with highly rated financial institutions. These investments are readily convertible to cash and present insignificant risk of changes in value because of fluctuations in interest rates, as the Company considered them to be close to zero risk instruments in their respective currencies due to their very limited market risk.

At December 31, 2010, the Company had cash and cash equivalents of $1,892 million, comprised of $220 million in cash and $1,672 million in the aforementioned money market deposits with an average interest yield of approximately 0.275%.

The Company respectfully notes the Staff’s comment and confirms that it will revise its disclosure in future filings to clarify that the definition of cash equivalents includes money market deposits as they are highly liquid investments and as such, qualify as cash equivalents.

2.7–Inventories, page F-9

7.	Please tell us how you considered ASC 330-10-35 whereby a company should state inventories at the lower of cost or market.

Response: The Company considered ASC 330-10-35 in stating its inventories at the lower of cost or market.  The Company intended to refer to market value when disclosing “net realizable value”. The Company respectfully takes note of the Staff’s comment and confirms that it will revise the disclosure in future filings to refer to market value.

2.8–Current and deferred income tax, page F-9

8.
Please tell us the cumulative amount of earnings related to investments in foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration. Tell us why you believe that the distribution of these earnings would not have a material tax impact. Discuss your consideration of the disclosure requirements of ASC 740-30-50-2.

Response: The cumulative amount of distributable earnings related to our investments in foreign subsidiaries and corporate joint ventures was $2,554 million as of December 31, 2010. Due to the Company’s legal and tax structure, with the parent company established in the Netherlands, there was no tax impact from the distribution of earnings from our investments in foreign subsidiaries and corporate joint ventures. This is because there is no tax impact on dividends paid up to a Dutch holding company. The Company respectfully takes note of the Staff’s reference to ASC 740-30-50-2 and confirms that it will revise its disclosure in future filings to disclose the amount of distributable earnings and to emphasize that there is no tax impact on distributed earnings relating to our investments in foreign subsidiaries and corporate joint ventures.

2.14–Provisions, page F-13

9.
We note that your policy appears to be more consistent with IAS 37.14. Since the financial statements are presented in accordance with U.S. GAAP, please tell us how your policy considered ASC 450-20-25 which requires a company to accrue for an estimated loss from a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and the amount of loss can be reasonably estimated. Please explain why you use the term ‘has been’ and how you define ‘reliably.’

Response: The Company applies the accounting guidance of ASC 450-20-25 to record an estimated loss arising from a loss contingency. As described in Note 25 Contingencies and Note 26 Claims and Legal Proceedings, the Company, in determining loss contingencies, considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. The Company also states in Note 25 that an estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company believes its disclosure of its accounting policy is compliant with ASC 450-20-25-2, which requires that an estimated loss from a loss contingency be accrued by a charge to income if both of the following conditions are met:

(a)
Information available before the financial statements are issued or are available to be issued (as discussed in ASC 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. The date of the financial statements means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

(b)	The amount of loss can be reasonably estimated.

In assessing probability of the incurrence of a loss, the Company implicitly considers whether one or more future events will occur, confirming the loss. For this purpose, and in order to avoid the accrual of losses that relate to future periods, the Company assesses the type of information that is available before the financial statements are issued or are available to be issued, as stated in (a) above. The Company believes that the existence of facts and circumstances that create a present obligation arising from past events constitutes strong evidence of such information. Taking into account the existence of a present obligation from a past event to recognize an estimated loss from a loss contingency at the date of the financial statements enables the Company to ensure that those losses relate to the current or a prior period.

This accounting policy is in line with the implementation guidance and illustrations of ASC-450-20-55. The Company assesses the existence of a present, legal or constructive obligation as a result of past events in order to differentiate between the existing condition of a loss contingency and the occurrence of an event which satisfies the condition in (a) above for the recognition of an estimated loss.

The Company also believes that using the terminology “it is probable that an outflow of resources will be required to settle the obligation” is a fair equivalent description of the US GAAP terminology “it is probable that a liability had been incurred”, the latter being cited in Note 25 Contingencies.

The Company used “the amount [of loss] has been reliably estimated” instead of “the amount of loss can be reasonably estimated” as stated in ASC 450-20-25-2, the condition aforementioned in (b) for the following reasons:

-           The Company uses “has been” instead of “can be” in order to inform readers that it has determined reasonable estimates based on proper documentation and reliable information concerning accruals of losses that are reported in the consolidated financial statements.

-           The Company defines “reliably” as in a valid and fair manner that is worthy of trust, such as supported by appropriate documentation. The Company believes that using this terminology is not in contradiction with the condition in (b) above, in which the word “reasonably” is understood by the Company to be “fair and relying on good judgment”. By using the word “reliably”, the Company intended to emphasize the fact that the estimates are reasonable since they rely on reason, facts and professional judgment.

The Company does not believe that there is divergence in the application of the accounting policy described in Note 2.14 with the accounting guidance set forth in ASC 450-20-25. However, in light of the Staff’s comments, the Company will modify Note 2.14 in future filings to align it with the terminology in ASC 450-20-25, as reflected in Notes 25 and 26.

10.	Please explain why you disclose that provisions are not recognized for future operating losses. For example, please tell us how you considered ASC 330-10-35-17 and 35-18.

Response: The Company respectfully notes the Staff’s comment. ASC 330-10-35-17 and 35-18 address the accounting for net losses on firm purchase commitments. However, the statement in question was intended to emphasize that the Company’s accounting policy, in application of ASC 450-20-25, does not permit the accrual of losses that relate to future periods. The Company will clarify the disclosure in future filings to avoid any misunderstanding.

Note 12. Equity Investments, page F-30

11.
We note your disclosures here and throughout the filing related to the gain of $265 million you recorded for your disposal of your investment in Numonyx Holdings B.V. during fiscal 2010. We note that you exchanged your 48.6% interest for 66.88 million common shares of Micron Technology, Inc. and full ownership of the Numonyx M6 going concern and facility in Catania, Italy, which you contributed to 3Sun S.r.l. Please explain to us in more detail how you accounted for these non-cash transactions including your indirect contribution to your joint venture. Within your discussion, please explain to us how you determined the value of your non-cash contribution made to 3Sun S.r.l. Cite the accounting literature relied upon and how you applied it to your situation.

Response:

The acquisition of Numonyx M6 and its contribution to 3Sun involved a two-step valuation process.

Step 1: The acquisition value of Numonyx M6 was the result of a negotiation with the two partners in the Numonyx JV and Micron Technology, which was in the process of fully acquiring Numonyx Holding. The value of this asset purchase directly resulted from these negotiations and was set at $78 million.

Step 2: The Company’s contribution of the M6 assets to 3Sun required an assessment of the fair value of the M6 assets, which was supported by three factors: (i) the $78 million negotiated with the Numonyx partners who were seeking market value as part of the Numonyx disposal; (ii) the negotiations with the Company’s two partners in 3Sun, who agreed with the valuation and contributed €60 million each in cash, resulting in an equivalent 1/3 ownership for each of the partners; and (iii) the external appraisal required both by law in Italy in the case of a contribution in kind and by the 3Sun JV agreement. The Company’s contribution of M6 to 3Sun was accounted for in accordance with ASC 845-10-30-24 and 30-26 and did not result in a partial gain being recognized.

12.
We note your disclosures here, on page F-26 and throughout the filing that you have an ownership interest in ST-Ericsson Holding AG (JVS) and in ST-Ericsson AT SA (JVD). We further note that you consolidate JVS into your financial statements and that you account for your ownership interest in JVD under the equity method of accounting. We finally note that JVS was merged into JVD during fiscal 2010. Please explain to us how the merger of JVS into JVD impacted your accounting for your investment in JDS [sic]* and JVD.

Response: The Company notes that there was a typographical error in Note 8, which led to confusion because ST-Ericsson AT Holding AG (i.e., JVD), not ST-Ericsson Holding AG, was merged with ST-Ericsson AT SA (fully owned by ST-Ericsson AT Holding AG) and ST-Ericsson Holding AG (i.e. JVS) was merged with ST-Ericsson Holding SA (fully owned by ST Holding AG). Consequently, JVS was not merged into JVD so there was no corresponding accounting impact. The Company undertakes to correct this typographical error in future filings and clarify the description of the corporate restructuring that established the JVD and JVS joint ventures.

*We assume the Staff intended to refer to “JVS” not “JDS”.

Note 16. Post-Retirement and Other Long-Term Employee Benefits, page F-36

13.	Please tell us why you do not use December 31 as the measurement date for all of your plans. Discuss how you considered ASC 715-30-35-62.

Response: The Company respectfully notes the Staff’s comment. December 31 is used as the measurement date for all of the Company’s plans. However, certain minor plans are not measured on a yearly basis. The plans measured at year-end using a full valuation on a yearly basis represented 99.7% of the consolidated funded status.

The remaining 0.3% of the plans were estimated at year-end using roll forward techniques or were plans defined as frozen, both being considered insignificant. They are reviewed every three years unless a specific event occurs. The Company considered ASC 715-30-35-62 and determined that it was not applicable since all of our consolidated entities use December 31 as the end of their fiscal period.

Note 26. Claims and Legal Proceedings, page 54

14.	Please tell us why you believe the disclosure required by ASC 450-20-50-4(b) is not material.

Response: The Company respectfully notes the Staff’s comment. As described above in the response to comment 9, the Company applies the accounting policy set forth in ASC 450-20-25 and considers the likelihood of a loss of an asset or the incurrence of a liability and the ability to reasonably estimate the amount of such loss or liability. With regards to certain IP related legal proceedings with which the Company is involved, a reasonable estimate of possible losses could not be made. The Company has, where possible, made an estimate of probable and reasonably possible losses in relation to the claims and legal proceedings to which it is either a party or a recipient and has accounted for the amount of such estimated losses which the Company considers probable. The amount of such estimated probable losses was approximately $8 million, representing less than 1% of the Company’s 2010 net income, which the Company concluded was not material as disclosed in Note 26. The Company continues to monitor its loss contingencies and will include the disclosure required by ASC 450-20-25 in future filings should the amount of any of these estimated losses become material. With respect to ASC 450-20-50-4(b), the Company undertakes to disclose in future filings each material case where a reasonable estimate of possible losses cannot be made.

*          *          *

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 011-41-22-929-2998.

Very truly yours,

/s/ Carlo Bozotti
Chief Executive Officer, STMicroelectronics N.V.

cc	Kate Tillan
Assistant Chief Accountant, Securities and Exchange Commission

Tara Harkins
Staff Accountant, Securities and Exchange Commission

Robert Treuhold
Shearman & Sterling LLP

Travis Randolph
PricewaterhouseCoopers SA